December 6, 2024

Jacob Kalpakian
Chief Executive Officer
37 Capital Inc.
510 Burrard Street, Suite 575
Vancouver, British Columbia V6C 3A8

       Re: 37 Capital Inc.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed May 14, 2024
           File No. 000-16353
Dear Jacob Kalpakian:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2023
Property, Plants and Equipment, page 10

1. Please revise your mineral property disclosures as necessary to address the requirements in Subpart 1300 of Regulation S-K. For example, you should address the following points to comply with Item 1304(b) of Regulation S-K.

             Describe the location accurate to within one mile using an easily recognizable coordinate system.
             Include a map with appropriate engineering detail.
             Describe existing property infrastructure.
             Describe the present condition of the property and the work that you have completed on the property.
             Include the total cost or book value of the property.
             Provide a brief history of previous operations.
             Describe any significant encumbrances, incurrent current and future permitting.
 December 6, 2024
Page 2


       Your revisions should include also details of the phase one and two work plans being conducted by Discovery Consultants of Vernon, British Columbia. Please include a draft of all proposed revisions along with your response to this comment.

Operating and Financial Review and Prospects, page 11

2. The guidance in Item 5 of Form 20-F requires that you provide explanations of factors
       that have materially affected the company   s financial condition and
results of
       operations for the periods covered by your financial statements, and
management   s
       assessment of factors and trends which are anticipated to have a material effect on your financial condition and results of operations in future periods.

       The discussion must include a quantitative and qualitative description of the reasons underlying material changes and focus specifically on material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

       For example, provide further details regarding the circumstances under which you were able to recognize a gain on the settlement of accounts payable, and given that you recognized a full impairment of costs capitalized for the Extra High claims in
       2021, describe the circumstances that have changed to support your recoverability assessments of amounts that have been subsequently capitalized, in your view. Given that your estimate of funds required for 2024 was significantly higher than in the preceding year, also explain how you intended to utilize the $400,000 that you stated
       would be necessary to conduct operations uninterruptedly.

       Please discuss the amounts paid to Discovery Consultants during the year, and the nature and scope of the exploration work that has been performed, or that was yet to be performed at the end of the most recent period, and which constitutes the phase one and phase two work referenced in your disclosures on pages 10, 68 and F-15.

       The nature of the information obtained from this work and the implications for any plans of future exploration should be clearly addressed.

Controls and Procedures, page 38

3. We note that your disclosures regarding internal control over financial reporting indicate that based on the assessment performed, these cannot be relied upon due to a lack of segregation of duties. Please revise to further clarify whether internal control over financial reporting was found to be effective or not effective, based on the assessment performed, to comply with Item 15(b)(3) of Form 20-F.

4. We note your disclosure indicating there were no changes in your internal controls or in other factors that could affect these controls subsequent to the evaluation.
       However, the guidance in Item 15(d) of Form 20-F is concerned with any changes in
 December 6, 2024
Page 3

       your internal control over financial reporting that are identified in connection with the evaluation that was performed to conclude on effectiveness. In other words, you would need to identify any changes in internal control over financial reporting, rather than changes in internal controls or in other factors, and changes that occurred during the period covered by the annual report, rather than subsequently. Please revise your disclosures as necessary to provide such clarification.

List of Exhibits , page 40

5. We note that you filed certifications of the Chief Executive Office at Exhibits 31.1
       and 31.2, notwithstanding the labeling inaccuracy, although have not filed the corresponding certifications from your Chief Financial Officer.

       Please amend your filing to include certifications of the Chief Financial Officer to comply with General Instruction B(e) to Form 20-F, and Rule 13a-14(a) and (b) of
       Regulation 13A, as referenced in 12 and 13 within the Exhibit Instructions in Form
       20-F, and to correct the officer reference in the exhibit index.

       Please ensure that all certifications are dated contemporaneously with the filing of your amendment and that the amendment includes all prescribed content.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at
(202) 551-3686 if
you have questions regarding comments on the financial statements and related matters.
Please contact John Coleman at (202) 551-3610 if you have questions regarding comments on the mineral property disclosures.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation